

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2014

<u>Via E-mail</u>
Jason C. Chang
President
Sunstock, Inc.
111 Vista Creek Circle
Sacramento, California 95835

> **Re:** **Sunstock, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 12, 2014**
> **File No. 333-198085**

Dear Mr. Chang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please revise your prospectus to:

   - Describe how and when a company may lose emerging growth company status;

   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

   - State your election under Section 107(b) of the JOBS Act:
     o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

      o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2.   Please revise your disclosure throughout your filing to state that you are a shell company, as it appears from your disclosure that you have nominal operations and assets. See Rule 405 of Regulation C. Additionally, please disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. Also, please add a related risk factor. Alternatively, tell us why you do not believe you are a shell company as defined by Rule 405 of Regulation C.

Prospectus Cover Page

3. Please disclose that you have received a going concern opinion from your auditor.

Prospectus Summary, page 4

The Company, page 4

Business, page 4

4. Please reconcile your statement that "The Company plans to open and independently own and operate dollar stores throughout northern California in 2014" and your statement on page 14 that "The Company plans to open and independently own and operate as many as ten dollar stores throughout northern California in 2014" with your disclosure elsewhere that you currently own only two stores in a single city.

Risks and Uncertainties facing the Company, page 4

5. Please revise to provide a summary of the risk factors disclosed elsewhere.

Risk Factors, page 6

The Company's independent auditors have issued a report raising a substantial doubt . . ., page 6

6. We note that your independent accounting firm has expressed substantial doubt about your ability to continue as a going concern. Please provide an estimate as to the amount of capital you will need to continue as a going concern over the next 12 months. Please also discuss the estimate of capital required in your Prospectus Summary and Management's Discussion and Analysis sections.

If the Company is unable to generate sufficient cash, it may find it necessary to curtail acquisition and operational activities., page 7

7. We note your disclosure that you have "an extensive business plan hinged on [your] ability to acquire, develop, market and commercialize hotels, retail stores and/or residential properties." As you have not disclosed your business plans in any detail, please remove the word "extensive" from the risk factor.

There has been no prior public market for the Company's securities . . ., page 9

8. Please clarify that you must have a market maker apply to file an application to the OTC Bulletin Board on your behalf and that there is no guarantee that you will be able to engage a market maker to file an application on your behalf.

Plan of Distribution, page 12

Selling Shareholders, page 12

9. Please reconcile the last sentence under this subject heading with your disclosure on page 24 regarding certain officers, directors and affiliates who are selling shareholders.

Description of Securities, page 12

Capitalization, page 12

10. You state that statements relating to the capital stock are "qualified in their entirety by reference to, the certificate of incorporation and the by-laws." As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please revise accordingly.

The Business, page 14

11. Please disclose the basis for your assertions under this heading that the "the stigma of dollar store shopping wanes, [and] the dollar store channel has developed into a booming,

$55.6 million industry in the United States." We also note your assertions on page 15 that "The hotel industry accounts for a significant part of the overall economy, with approximately $10 billion in United States revenues in 2011." Please disclose whether these statements are based upon management's belief, industry data, reports, articles or any other source. If the statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please disclose the source of the information in your filing and provide copies of these documents to us, appropriately marked to highlight the sections relied upon.

Plan of Operation, page 19

Business Plan, page 19

12. Please disclose what percentage of your officers' and directors' time will be dedicated to your company's business development and operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

13. We note that your auditor has expressed a going concern opinion and that you have not yet established an ongoing source of revenues sufficient to cover operating costs. Please disclose management's plans to overcome the uncertainty of your ability to continue as a going concern, and to include a reasonably detailed discussion of your ability or inability to generate sufficient cash to support your operations during the 12-month period following the date of the financial statements and the amount of capital necessary to sustain operations. Your disclosure should provide enough detail that your readers gain insight into management's analysis and concerns related to your ability to continue to operate, including the probability of success for the various actions you are proposing. Please refer to Item 303(a)(1) of Regulation SK.

14. Reference is made to your plan of operation in paragraphs two through four on page 14. You plan to own and operate as many as ten dollar stores and to acquire and operate hotels and residential properties. Additionally, in the penultimate paragraph on page 4, you disclose that you intend to acquire a medium-sized hotel in 2014. Please discuss your plan in detail in Management's Discussion and Analysis of Financial Condition and Results of Operations. Your discussion should identify funds needed to implement your business plan including, but not limited to, the estimated cost to acquire the medium sized hotel in 2014.

15. Your discussion and analysis of results of operations and cash flows is a recitation of changes evident from the financial statements. Please revise to provide analysis explaining the underlying reasons for the fluctuations.

16. Where you discuss your results of operations for the three months ended March 31, 2014, in addition to discussing revenues for that period, please also discuss how expenses were impacted for that period and any other components that should be described in order to understand the registrant's business. Please also ensure that you explain why revenues and expenses increased or decreased, as applicable.

Management, page 21

17. Please revise the biographical information for Messrs. Chang and Clair to disclose, for the last five years, the name and principal business of any corporation or other organization where they were each employed and the dates or duration of such employment. Please refer to Item 401(e) of Regulation S-K.

18. Please elaborate on and provide the basis for the following statements in this section:

- "Mr. Chang has over 20 years of hospitality management experience . . ."

- "Mr. Chang has also spent many years as an extremely successful investor and entrepreneur."

- "Mr. Chang's keen business sense and entrepreneurial spirit has lead him to great financial success over his lifetime . . ."

Consolidated Financial Statements, page F-1

19. Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

20. Reference is made to the penultimate paragraph on page 4 which discloses that you intend to acquire a medium-sized hotel in 2014. Please tell us if this acquisition is considered probable, and if so, your consideration of providing financial statements pursuant to Rule 8-04 of Regulation S-X.

21. Pages 6, 7 and 14 disclose that you recently emerged from the development-stage and July 23, 2012 (Inception) to March 31, 2014 financial information is not provided in your interim financial statements. As such, please remove the reference to July 23, 2012 (Inception) to March 31, 2014 from your index on page F-1.

Interim Financial Statements, page F-2

Notes to Condensed Financial Statements, page F-5

Note 5 – Accrued Litigation, page F-7

22. Please enhance your disclosure of the nature of the accrual. Refer to ASC 450-20-50-1. If it is at least reasonably possible that an additional loss may be incurred, please also disclose an estimate of the additional possible loss or range of loss or a statement that such an estimate cannot be made. Refer to ASC 450-20-50-3 through 450-20-50-4. Similar disclosure should be provided in the notes to your annual financial statements.

Annual Financial Statements, page 26

Statements of Operations, page F-3

23. Referencing authoritative literature, please tell us your basis for describing the charge for litigation as "Extraordinary" and explain why this charge isn't more appropriately classified as an operating expense. In doing so, please explain in detail why litigation is not considered a normal cost of business and is deemed to be so unusual as to permit extraordinary labeling.

Outside Back Cover Page of Prospectus

24. Please advise dealers of their prospectus delivery obligations by including the language required by Item 502(b) of Regulation S-K on the back outside cover page of the prospectus.

Item 17. Undertakings, page 28

25. Please provide the undertakings set forth in Item 512(a)(6) of Regulation S-K.

Signatures, page 3

26. Please revise the signature blocks to conform to the requirements of Form S-1. Please include the city and state in which the registrant has duly caused the registration statement to be signed. Also, provide signatures of your principal executive officer or officers, principal financial officer, and controller or principal accounting officer in their individual capacities, rather than solely providing their signatures on behalf of registrant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Lee W. Cassidy, Esq.
        Anthony A. Patel, Esq.